

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 15, 2007

<u>**Via U.S. Mail and Fax (619) 595-4883**</u>

Mr. Henri Hornby
Chief Executive Officer and Principal Accounting Officer
Competitive Companies, Inc.
3751 Merced Drive
Suite A
Riverside, CA 92503

      RE: **Competitive Companies, Inc.**
              Form 10-KSB for the fiscal year ended December 31, 2005
              Filed May 10, 2007

              File No. 0-50668

Dear Mr. Hornby:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  Larry Spirgel
                  Assistant Director